UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rosewind Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

77813Q107

(CUSIP Number)

Copies to:

Gregory A. Gould

Chief Financial Officer

Ampio Pharmaceuticals, Inc.

373 Inverness Parkway, Suite 200

Englewood, CO 80112

Telephone: (720) 437-6500

Copies to:

Stephen M. Davis, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

Telephone: (212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 77813Q107	Page

1	Names of reporting persons AMPIO PHARMACEUTICALS, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 141,535,750
	8	Shared voting power 0
	9	Sole dispositive power 141,535,750
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 141,535,750
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 81.5%
14	Type of reporting person CO

Item 1.	Security and Issuer

This statement relates to the Common Stock, no par value per share (the “Shares”), issued by Rosewind Corporation, a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 373 Inverness Parkway, Suite 200, Englewood, Colorado 80112.

Item 2.	Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Ampio Pharmaceuticals, Inc., a Delaware corporation (the “Reporting Person”). The address of the principal executive office of the Reporting Person is 373 Inverness Parkway, Suite 200, Englewood, Colorado 80112. The Reporting Person is a development stage biopharmaceutical company primarily focused on the development of therapies to treat prevalent inflammatory conditions for which there are limited treatment options.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Schedule A.

During the last five years, neither the Reporting Person or, to the knowledge of the Reporting Person, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total amount of funds, assets and cancellation of indebtedness required by the Reporting Person to consummate the Merger (as defined below) and purchase the 141,535,750 shares of common stock of the Issuer in the Merger is approximately $53.5 million, plus related fees and expenses.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement.

On April 16, 2015, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into among the Issuer, Luoxis Diagnostics, Inc., a Delaware corporation (“Luoxis”), Vyrix Pharmaceuticals, Inc., a Delaware corporation (“Vyrix”), and two subsidiaries of the Issuer created solely for the purposes of the Merger, and which did not survive the Merger, the Merger occurred in two stages.

In the first stage, each of Vyrix and Luoxis merged with one of the Issuer’s merger subsidiaries. Vyrix and Luoxis survived these mergers. The outstanding shares of stock of Vyrix and the outstanding shares of stock of Luoxis were converted into the right to receive shares of common stock in the Issuer. The Vyrix stock and the Luoxis stock were each converted at an exchange factor. The exchange factor for each of them was determined upon the basis of a relative value opinion obtained by the Reporting Person, the parent company of Vyrix and Luoxis. The outstanding shares of the Issuer’s merger subsidiary that merged with Vyrix were converted into shares of Vyrix as the surviving corporation. The outstanding shares of the Issuer’s merger subsidiary that merged with Luoxis were converted into shares of Luoxis as the surviving corporation. After completion of the first stage, Vyrix and Luoxis became subsidiaries of the Issuer.

In the second stage, which occurred on the same day as the first stage, each of Vyrix and Luoxis merged with the Issuer with the Issuer surviving. The first and second stage mergers are referred to collectively as the “Merger.”

Concurrently with the Merger:

•	The board of directors of the Issuer, whose sole member was James Wiegand, increased the number of directors by one, and appointed Michael Macaluso to fill the vacancy created by that increase. James Wiegand resigned from the board immediately thereafter. The board of directors of the Issuer, whose sole member is Michael Macaluso, then appointed Joshua Disbrow as Chief Executive Officer, Jarrett Disbrow as Chief Operating Officer and Gregory A. Gould as Chief Financial Officer of the Issuer.

•	The Reporting Person purchased 57,970,000 shares of common stock of the Issuer for (i) issuance to the Issuer of a promissory note of the Reporting Person in the principal amount of $10,000,000, maturing on the first anniversary of the Merger; (ii) cancellation of indebtedness of Luoxis to the Reporting Person in the amount of $8,000,000; and (iii) cancellation of indebtedness of Vyrix to the Reporting Person in the amount of $4,000,000.

•	James Wiegand entered into a consulting agreement with the Issuer with a one year duration, providing for compensation of $50,000 to him.

•	Each of James Wiegand and Michael Wiegand executed a release in favor of the Issuer.

•	The Reporting Person entered into a lock-up agreement with the Issuer as described in Item 6.

•	Joshua Disbrow entered into an employment agreement with the Issuer.

•	Jarrett Disbrow entered into an employment agreement with the Issuer.

The Merger Agreement contemplates the reincorporation of the Issuer in Delaware, as a corporation, with the name Aytu Bioscience, Inc. as soon as is reasonably practicable after the closing of the Merger. The reincorporation is also expected to result in the reduction of the number of shares of stock outstanding in the Issuer equivalent to a reverse stock split at the rate of 12.174 to 1.

Because of the Reporting Person’s substantial equity ownership interest in the Issuer, the Issuer has agreed to appoint additional designees of the Reporting Person to the Issuer’s board of directors.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Form 8-K filed with the Securities and Exchange Commission on April 22, 2015.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The Reporting Person beneficially owns an aggregate of 141,535,750 Shares of the Issuer. All Shares beneficially owned by the Reporting Person constitute approximately 81.5% of the issued and outstanding Shares of the Issuer as of April 22, 2015. The Reporting Person has the sole power to vote and dispose 141,535,750 Shares of the Issuer. The Reporting Person does not share power to dispose of any of the Shares.

Except as set forth in this Item 5(a), neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement described above, to the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 21, 2015, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with the Issuer, pursuant to which the Reporting Person agreed to vote all of the shares of common stock of the Issuer beneficially owned by the Reporting Person at a special meeting of the Issuer’s stockholders or by written consent in favor of the following proposals approved by the board of directors of the Issuer and authorizing the Issuer to (1) re-incorporate into the State of Delaware through a plan of conversion; (2) effectuate a reverse stock split of the Issuer’s common stock, at a ratio of one new share for every approximately 12.174 shares currently outstanding; (3) change the name of the Issuer from “Rosewind Corporation” to “Aytu Bioscience, Inc.”; and (4) approve a new stock option and incentive plan. The Voting Agreement will remain in effect until the Issuer’s stockholders approve the foregoing proposals.

On April 16, 2015, the Reporting Person entered into a lock-up agreement with the Issuer agreeing not to sell its shares of the Issuer’s stock for two years, subject to certain exceptions (the “Lock-Up Agreement”). All of the Reporting Person’s shares of the Issuer’s stock—141,535,750 held as of the Merger closing—will be locked-up, with portions of such shares being released in stages prior to the Lock-Up Agreement’s final termination on October 16, 2018. The Lock-Up Agreement terminates upon a change-in-control event of either the Issuer or the Reporting Person.

The foregoing descriptions of the Voting Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement. A copy of the Voting Agreement is attached as Exhibit 10.1 to the Form 8-K filed with the Securities and Exchange Commission on April 22, 2015. A copy of the Lock-Up Agreement is attached as Exhibit 10.2 to this Schedule 13D.

Except for the Merger Agreement, the Voting Agreement and the Lock-Up Agreement described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

2.1	Agreement and Plan of Merger, dated as of April 16, 2015, by and among the Issuer, Luoxis, Vyrix, two major stockholders of the Issuer and two subsidiaries of the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 22, 2015).

10.1	Voting Agreement, dated as of April 21, 2015, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 22, 2015).

10.2	Lock-Up Agreement, dated as of April 16, 2015, by and between the Issuer and the Reporting Person

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015	AMPIO PHARMACEUTICALS, INC.

/s/ Gregory A. Gould
	Name:	Gregory A. Gould
	Title:	Chief Financial Officer

SCHEDULE A

1.	Ampio Pharmaceuticals, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. If no business address is given, the director’s or executive officer’s business address is 373 Inverness Parkway, Suite 200, Englewood, Colorado 80112. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer

Michael Macaluso	Chief Executive Officer and Chairman of the Board of the Reporting Person; Director of the Issuer

David Bar-Or, M.D.	Chief Scientific Officer and Director of the Reporting Person

Philip H. Coelho	Director of the Reporting Person

Richard B. Giles	Director of the Reporting Person

David R. Stevens, Ph.D.	Director of the Reporting Person

Dr. Vaughan L. Clift	Chief Regulatory Affairs Officer of the Reporting Person

Gregory A. Gould	Chief Financial Officer, Treasurer and Secretary of the Reporting Person; Chief Financial Officer, Secretary and Treasurer of the Issuer